                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                                                     OMB APPROVAL
                              SCHEDULE 13D           OMB Number:  3235-0145
                                                     Expires: October 31, 1994
                     Under the Securities Exchange Act of 1934
                            (Amendment No. 5)*       Estimated average burden
                                                     hours per response 14.90
                            Corel Corporation
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                             (Name of Issuer)

                        Common Stock, no par value
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                      (Title of Class of Securities)

                               218680-10-9
                              -------------
                              (CUSIP Number)

                               Eric Smith
    Corel Corporation, 1600 Carling Avenue, Ottawa, Ontario, Canada K1Z 8R7
                             (613) 728-0826
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                     (Name, Address and Telephone Number of
          Person Authorized to Receive Notices and Communications)

                              November 1,  1998
                        ------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-1(b)(3) or (4), check the following box ___.

Check the following box if a fee is being paid with the statement ___. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                SCHEDULE 13D
CUSIP No.  218680-10-9                                    Page 2 of 4 Pages

 1  NAME OF REPORTING PERSON                                    Novell, Inc.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    87-0393339
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 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) ___
                                                                    (b) ___
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 3  SEC USE ONLY
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 4  SOURCE OF FUNDS*                                                     00
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 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)___
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 6  CITIZENSHIP OR PLACE OF ORGANIZATION                           Delaware
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NUMBER OF                7   SOLE VOTING POWER                     7,617,000
SHARES                  -----------------------------------------------------
BENEFICIALLY             8   SHARED VOTING POWER                         -0-
OWNED BY EACH           -----------------------------------------------------
REPORTING                9   SOLE DISPOSITIVE POWER                7,617,000
PERSON WITH             -----------------------------------------------------
                        10   SHARED DISPOSITIVE POWER                    -0-
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  7,617,000
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES* ___
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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               12.83%
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14  TYPE OF REPORTING PERSON*                                            CO
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                       *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               (2 OF 4)


    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
           EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.

This Schedule 13D relates to Common Stock, without par value, of Corporation, a Canadian corporation ("Corel"). The principal executive offices of Corel are located at 1600 Carling Avenue, Ottawa, Ontario, Canada K1Z 8R7, telephone
(613) 728-0826.

Item 2.  Identity and Background.

This Schedule 13D is filed by Novell, Inc., a Delaware corporation, whose corporate address is 122 East 1700 South, Provo, Utah 84606. Novell is the leading netware software provider worldwide.

Item 3.  Source and Amount of Funds or Other Consideration.

Novell, Inc. acquired 9,950,000 shares of the Common Stock, without par value per share (the Shares) of Corel in exchange for certain assets associated with a line of software products known as WordPerfect and related products.

Item 4.  Purpose of Transaction.

Novell acquired the Shares in connection with its sale (the Sale) to Corel of a line of software products known as WordPerfect and related products. As a part of the Agreement, Novell is entitled to a nominee to the Board of Directors of Corel. (With this exception, Novell has no plans or proposals which relate to or would result in any of the items listed in Item 4.)

On October 1, 2, 5, 6, 8, 9, 12, 13, 14, 15, 16, 19, 20, 22, 23, 26, 27, 28,
29, and 30, 1998, 6,000, 34,000, 45,000, 20,000, 20,000, 30,000, 21,000,
40,000, 20,000, 50,000, 80,000, 60,000, 45,000, 28,000, 44,000, 10,600,
24,500, 10,000, 30,000, and 19,900 shares, respectively were sold. Such shares were sold at an average price per day, per share of $2.1563, $2.1250, $2.2239, $2.2656, $1.8750, $1.9166, $2.0000, $1.8750, $1.8750, $1.8750,
$1.9238, $1.9687, $2.1319, $1.9654, $1.8785, $2.00, $1.875, $1.875, $1.8958,
and $1.9375 respectively.

Item 5.  Interest in Securities of the Issuer.

(a) As of the date of this Schedule 13D, Novell beneficially owns 7,617,000 shares of Corel Common Stock or approximately 12.83 percent of the issued and outstanding shares of Corel s Common Stock.

(b) Novell has sole power to vote and dispose of 7,617,000 shares of Corel Common Stock held of record in the corporation's name.
(c) Other than as described above in response to Item 4 hereof, there were no Corel Common Stock transactions effected by Novell during the 60-day period preceding the date set forth on the cover except for 21,000 shares that were sold in September as reported on the 13D dated October 9, 1998.

                               (3 of 4)

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As noted under Item 4 above, as part of the Agreement, Novell is entitled to a nominee to the Board of Directors of Corel. Currently Novell has declined this entitlement and does not have a representative on the Board of Directors.

Item 7.   Material to Be Filed as Exhibits.

None


                                Signature
                               -----------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 1, 1998

                            _______________________________
                            /s/ Betty DePaola
                            Novell, Inc.
                            Betty DePaola, Assistant Corporate Secretary



                             (4 of 4)
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